AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

OVERVIEW AND INTRODUCTORY COMMENT

Avrupa Minerals Ltd. (“Avrupa” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “AVU”. The Company is currently focusing on discovery, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo and Germany.

The Company currently holds 9 exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures, two in Portugal and one in Kosovo:

•

The Alvalade JV, with Colt Resources Inc. (“Colt”), covering one license in the Iberian Pyrite Belt of southern Portugal, for copper (Cu)-rich massive sulfide deposits;

•

The Covas JV, with Blackheath Resources Inc. (“Blackheath”), covering one license in northern Portugal, for intrusion-related tungsten (W) deposits;

•

Avrupa’s partner at the Slivovo Gold Project in Kosovo is presently advancing the Project by funding and operating a pre-feasibility study.

This MD&A is dated November 29, 2016 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the nine months ended September 30, 2016 and the Company’s audited consolidated financial statements for the year ended December 31, 2015 and the related notes thereto

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

MAJOR INTERIM PERIOD OPERATING MILESTONES

Alvalade JV Project

On February 3, 2016, the Company announced results from exploration drilling at the Sesmarias target area within the Alvalade Joint Venture in the Pyrite Belt of south Portugal which is presently operated by Avrupa and funded by partner Colt.

Analytical results from four diamond drill holes completed in late 2015 in the area of previously-drilled SES010 (58 meters @ 0.32% Cu, 0.61% Pb, 1.95% Zn, 0.45 g/t Au, 25 g/t Ag) confirm

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

and extend the massive sulfide lens to a present length of 300 meters with a 35-40 meter thickness.  The lens is open to the northwest and down dip to the northeast.  Following are the results from the recent drilling.

Drill hole ID	From (m)	To (m)	Intercept (m)	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (ppm)
SES019	263.50	315.20	51.70	0.44	0.75	2.71	0.40	17.35
including	264.15	299.05	34.90	0.40	0.99	3.46	0.38	20.67
and including	280.45	290.95	10.50	0.36	1.71	5.18	0.37	21.71
SES020	277.85	287.55	9.70	0.25	0.57	0.99	0.47	24.70
	297.70	319.95	22.25	0.55	0.59	0.66	0.53	20.54
	325.00	334.10	9.10	0.32	0.14	0.52	0.68	11.31
	337.85	356.65	18.80	0.33	0.14	0.64	0.26	6.40
SES021	262.85	277.65	14.80	0.36	0.29	0.40	0.43	9.82
SES022	323.90	376.00	52.10	0.43	0.49	0.98	0.62	17.31

Table 1.  New drill intercepts from the SES010 lens at Sesmarias

Results from recently-completed downhole geophysics, utilizing the “mise-a-la-masse” (MALM) method, combined with historic ground magnetics data, suggest that the sulfide lens may continue another 300 meters or more to the northwest from SES022.  Future drilling will be completed to test this target area.

SESMARIAS VMS TARGET, ALVALADE JV
N
HIGH MAGNETICS ANOMALY
MALM CONDUCTOR
SES022
SES020
SES019
SES010
SES021
Legend
SES_Faults
PQ_Sesmarias
VS_Sesmarias
FG_Sesmarias
VST_Sesmarias
0 0.05 0.1 0.2 0.3 0.4
Kilometers
550800
551000
551200
551400
551600
551800
552000
4204600
4204400
4204200
4204000
4203800
4203600
4203400
4203200
4203000
4202800

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Figure 1.  Location of drill holes with reported results.  The mise-à-la-masse (MALM) conductor extends 300 meters to the northwest past SES022, to the end of the survey.  The coincident magnetics anomaly extends for another 200 meters beyond the MALM conductor.  Drill logging followed by re-interpretation of the subsurface geology suggests potential for finding more VMS mineralization under Tertiary and Paleozoic cover rocks, along the geophysical anomalies shown in this figure.

As at the nearby Aljustrel Mine (22 km SE) and at the past-producing Lousal Mine (7 km NW), it is usual for Iberian Pyrite Belt deposits to consist of multiple lenses of massive sulfide mineralization, some of which may be richer in base metals.  Planned drilling in the Sesmarias area will also be directed towards the discovery of additional lenses, with the goal of finding an economic metals deposit.

Slivovo JV Project

On May 5, 2016, the Company announced that Giroux Consultants Ltd. (“Giroux”) has completed an initial Indicated Mineral Resource for the main Peshter Gossan Zone at the Slivovo Gold Project in Kosovo. The results of the Mineral Resources estimate are provided in the table below.

Au Cut-off (g/t)	Tonnes > Cut-off (tonnes)	Grade>Cut-off		Contained Metal
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.50	660,000	4.66	14.61	98,900	310,000
1.00	640,000	4.80	14.68	98,700	302,000
1.50	590,000	5.07	14.85	96,200	282,000
2.00	540,000	5.39	15.09	93,500	262,000
2.50	490,000	5.71	15.32	89,900	241,000
3.00	440,000	6.08	15.55	86,000	220,000
3.50	380,000	6.49	15.75	79,300	192,000
4.00	340,000	6.87	16.03	75,100	175,000
4.50	290,000	7.32	16.18	68,300	151,000
5.00	240,000	7.79	16.39	60,100	126,000

As reported previously, Avrupa has also contracted Australian consultant group Mining Plus Pty Ltd (“Mining Plus”) to produce a NI 43-101 report on the Slivovo Project which includes the Giroux Mineral Resource Estimate.  The full Slivovo report was compiled by Mr. Richard Buerger B.Sc. and was filed in June 2016.

On July 5, 2016, the Company provided update on progress at the Slivovo Project.  Peshter Mining JSC (“Peshter Mining”), the joint venture company, initiated a geophysical program consisting of 10 lines of IP/Resistivity covering 21.375 line kilometers and 5 lines of Turam electromagnetics over the zones of Slivovo mineralization and surrounding lands.

On August 16, 2016, the Company announced new drilling results from the Slivovo project. As part of the Pre-Feasibility Study (“PFS”), Peshter Mining drilled 15 holes, mostly for infill and potential increase in the size of the indicated resource of the Gossan Extension Zone.  Peshter Mining also drilled one vertical hole in the Gossan Extension for the purpose of running a downhole geophysical survey, seven hydrological test holes to test water flow in the potential

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

mine area, and seven geotechnical holes to test for rock mechanics and stability information around the edges of the planned mine.  Drilling of all types for the PFS is now complete.

Following is a drillhole location map summarizing the total drilling for 2016.

Figure 2.  Map of the Gossan Extension development drilling in large black collar locations, located southeast of the high angle fault.  The Main Peshter Gossan zone is located northwest of the high angle fault with small black collar locations.  Holes in red are geotechnical holes, holes in blue are hydrological test holes, and the green collar location denotes the IP drillhole.

Following is a table with gold and silver results from the development and downhole IP drilling:

Gossan Extension drilling 2016
Drillhole ID	From (m)	To (m)	Total (m)	Au (g/t)	Ag (g/t)	Notes
DHIP001	84.5	99.5	15	5.98	15.89	drilled specifically for downhole IP geo-physics test which supported surface geochemical anomalism; main gold intercept is located below low angle fault, differing from the Main Gossan Zone

SLV047	no significant intercepts					Poor host rock for mineralization

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

SLV048	no significant intercepts					drilled outside of Gossan Extension corridor

SLV049	16	25.2	9.2	1.53	10.73	Gossan Extension Zone

SLV050	0	6	6	1.01	8.44	Gossan Extension Zone
and	14.85	27.1	12.25	0.52	15.81

SLV051	68	94.4	26.4	2.76	17.93	Gossan Extension Zone
incl	79	94.4	15.4	4.40	25.47

SLV052	75.75	110.7	34.95	1.07	11.34	Gossan Extension Zone
incl	86.45	110.7	24.25	1.31	10.86
and incl	86.45	99	12.55	1.90	9.04
and incl	106	109.25	3.25	2.31	25.27

SLV053	no significant intercepts					not drilled deep enough to reach Gossan Extension corridor

SLV054	71	108.85	37.85	1.52	18.07	drilled to north into Gossan Extension corridor

SLV055	28.5	47.2	18.7	2.51	12.38	Gossan extension Zone
incl	33.5	47.2	13.7	3.32	15.21

SLV056	112	157	45	2.47	13.45	Gossan Extension Zone
incl	124	157	33	3.01	15.63

Table 2.  Gold and silver results for 2016 PFS drilling, to date.  Infill/development drilling was designed to confirm continuity of precious metals mineralization in the Gossan Extension Zone, as well as potentially add to the initially-defined indicated resource.

The following figure defines all gold anomalism in drill holes brought to surface view.  While gold is present only in amenable host rocks above the low angle reverse fault in the Main Gossan Zone, it does appear that gold mineralization may have additional possibilities in permeable host rocks below the fault in the Gossan Extension Zone, as displayed in the geophysical drill hole DHIP001.  Pending drill results from SLV057 through SLV061 may shed light on this potential, as well as the opportunity for extending the Gossan Extension zone further to the east from present 65 meters strike length.  The new assay results will be used to update the indicated Slivovo gold resource.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Figure 3.  Location of downhole gold mineralization brought to surface view.

On September 8, 2016, the Company announced the assay results from the final five 2016 drill holes from the Slivovo project. These new assays, along with those from the previously-reported eleven drill holes will be used to prepare an updated resource estimate during the fall of 2016.  It is significant that the gold mineralization in the Gossan Extension Zone has been discovered below the bottom thrust fault control which previously had been understood as the lower limit for gold mineralization in the Main Gossan Zone.  Three holes cut gold mineralization below the thrust fault with intercepts at grades up to 5.98 g/t over 15 meters.  While the data from these holes may not be enough to calculate a resource for this area, the new information does show that the mineralization continues to the east and is open down dip.

Following is a table with gold and silver results from the recent development drilling:

Gossan Extension drilling 2016 – SLV057 through SLV061
Drillhole ID	From (m)	To (m)	Total (m)	Au (g/t)	Ag (g/t)	Notes
SLV057	51	77	26	1.29	7.2	Gossan Extension Zone
in a wider zone	37	90	53	0.85	9.5

SLV058	120	123	3	38.7	33.9	Lower plate mineralization in the Gossan Extension Zone close to DHIP001
	134	156.6	22.6	3.29	9.7

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

incl.	134	142	8	5.96	8.0
and	147	156.6	9.6	2.51	13.3

SLV059	No significant results					Drilled outside of Gossan Extension Zone

SLV060	38	41	3	1.54	9.6	Upper plate – in hornblende porphyry
	136	151	15	0.64	8.2	Lower plate mineralization in the Gossan Extension Zone
	159	161	2	4.08	6.8
	173	176.55	3.55	0.98	14.2
	182	205	23	4.37	7.2
incl.	198	205	7	8.72	9.1
	208.5	210.85	2.35	0.85	16.4	EOH – hole stops in mineralization

SLV061	42	72	30	1.32	11.9	Gossan Extension Zone

Table 3.  Gold and silver results for final five diamond drill holes in the 2016 PFS drilling program.  Infill/development drilling was designed to confirm continuity of precious metals mineralization in the Gossan Extension Zone, as well as potentially add to the initially-defined indicated resource.  Significantly, two holes, SLV058 and SLV060 intercepted gold and silver mineralization beneath the low angle thrust fault that cuts off mineralization in the Main Gossan Zone.

The following schematic SW to NE section illustrates where gold mineralization is found in the Gossan Extension Zone.  The intercepts in SLV060 are actually located 40 meters to the east of DHIP001, along strike of the mineralization and down dip.

SLV056
SLV059
SLV060
dike
SLV057
DHIP001
calcareous pebble conglomerate
calcareous cobble conglomerate
3 m @ 1.54 g/t
39 m @ 1.0 g/t
50 - 89 m
2 m @ 3.3 g/t
51 - 53 m
SLV059
45 m @ 2.45 g/t
112 - 157 m
20 m @ 4.6 g/t
84 - 104 m
HW mineralization
15 m @0.64 g/t
2 m @ 4.08 g/t
FW mineralization
3.55 m @0.98 g/t
23 m @4.37 g/t
2.35 m @ 0.85 g/t
SLV060
Non-calcareous greywacke
conformable contact
DHIP001
Hornblende biotite porphyry
Greywacke
Pebble conglomerate
Cobble conglomerate
SLV056 to SLV060
cartoon section
Looking 325
25 meters
8/9/2016
J. Geier

The following figure defines all gold anomalism in drill holes brought to surface view.  While gold is present only in amenable host rocks above the low angle reverse fault in the Main Gossan Zone, it is now clear that gold mineralization has additional possibilities in permeable host rocks below the fault in the Gossan Extension Zone, as displayed in the geophysical drill hole DHIP001 and the two new drill holes, SLV058 and SLV060.  The new drilling indicates that mineralization in the Gossan Extension Zone continues for at least 90 meters to the east from

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

the high angle fault that divides the two zones.  Old drill results from SLV012 may indicate that the Gossan Extension zone continues for at least another 20+ meters in the lower plate beyond SLV060.  SLV012 contained 5 meters (151 – 156 meters) @ 1.33 g/t gold and 15.6 g/t silver.

Other PFS work on the Slivovo Project continues to move ahead at a rapid pace, including investigating locations for the mine and mill, roads, water testing, pit wall testing, consulting with communities, baseline environmental testing, power source planning, etc.  A budget is being prepared for further PFS work in 2016 and early 2017.

Byrnecut International Limited (“BIL”) is funding the PFS to earn-in to 85% of Peshter Mining and has spent €1.7 million this year, as of August 31, 2016, towards completion of the PFS.  The PFS must be completed by April 10, 2017 according to the earn-in agreement.  Concurrently, Peshter Mining is also completing requirements for a mining license application.  Presently, timing for submission of the application is Q2/Q3 of 2017.

Covas JV Project

On July 21, 2016, the Company reported the progress at the Covas project during 2016:

•

The partners have commenced planning and initial work on the project environmental impact study (“EIS”), according to guidelines established by the government of Portugal.  The initial work program includes preparation of detailed flora, fauna, and socio-economic baseline studies in/around the Cerdeirinha, Boundary, Castelo, Muito Seco, and Lapa

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Grande tungsten deposit areas.  The deposits have previously been partially drill-tested by the joint venture, and an initial NI 43-101 indicated resources estimate was reported by Avrupa and BHR at the end of Q1 2015.

•

Bulk sampling and mineralogical work commenced at the Cerdeirinha open pit site.  A field team collected approximately 200 kilograms of tungsten-bearing material which was sent out for mineralogical studies prior to commencing full processing test work.

•

Work continues on an internal experimental exploitation study for a small-scale pilot plant at Cerdeirinha, based on the initial indicated resources estimate.

•

Further internal review of the Telheira deposit area is planned.

Corporate

On April 21, 2016, the Company announced the appointment of Dr. Paul Nelles as a director of the Company.

On August 3, 2016, the Company announced the appointment of Frank Högel as a director of the Company.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

On July 4, 2016, the Company completed a non-brokered private placement by issuing 13,547,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,354,700. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.15.  In connection with the financing, the Company paid $16,125 as a cash finder’s fee and issued 411,250 finder’s options, each of which is exercisable into one Unit at a price of $0.10 for a period of 36 months. Each Unit consists of one common share and one non-transferable warrant exercisable for a 3 year period at a price of $0.15.

On September 26, 2016, the Company granted 1,575,000 stock options at the price of $0.18 for a period of 5 years to its officers, directors, employees and consultants.

During the nine months ended September 30, 2016, the Company issued common shares pursuant to the exercise of 4,354,000 warrants for cash proceeds of $653,100, the exercise of 200,000 stock options for cash proceeds of $20,000 and the exercise of 453,000 finder’s options for cash proceeds of $45,300.

In October 2016, 219,000 warrants with an exercise price of $0.15 expiring on October 15, 2016 were exercised and the remaining 2,614,334 warrants expired.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from warrants, finders’ warrants and options, along with the planned developments within the Company as well as with its JV partners will allow its efforts to continue throughout 2016. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Liquidity

As at September 30, 2016, the Company’s working capital was $1,224,703 (December 31, 2015 – $10,562). With respect to working capital, $931,751 was held in cash (December 31, 2015 - $161,926) and $14,134 was held in restricted cash (December 31, 2015 - $Nil). The increase in cash was mainly due to net proceeds from issuance of common shares while being offset by the general administrative expenses and exploration work expenses.

Operations

For the three months ended September 30, 2016 compared with the three months ended September 30, 2015:

Excluding the non-cash depreciation of $1,263 (2015 - $1,480) and share-based payment of $262,208 (2015 - $183,365), the Company’s general and administrative expenses amounted to $213,872 (2015 - $186,363), an increase of $27,509 as a result of the Company raising more investors awareness by increasing in expenditures in consulting (from 2015’s $47,756 to 2016’s $59,059) and travel (from 2015’s $17,967 to 2016’s $24,187).

During the three months ended September 30, 2016, the Company expensed exploration costs totaling $193,961 including $9,941 on Covas, $168,419 on Alvalade, $24,506 on Alvito, a negative amount of $32,099 on other projects in Portugal, $24,969 on Slivovo, a negative amount of $16,103 on other projects in Kosovo, and $14,328 on others. During the three months ended September 30, 2015, the Company expensed exploration costs totaling $954,057 including $27,450 on Covas, $53,284 on Alvalade, $105,779 on Alvito, $140,245 on other projects in Portugal, $601,827 on Slivovo, $1,645 on other projects in Kosovo, $98 on its project in Germany, and $23,729 on others. These exploration costs were offset by the optionees funding the different JV projects.

During the three months ended September 30, 2016, the Company reported a loss of $464,197 (2015 – $629,802), a decrease of $165,605.

For the nine months ended September 30, 2016 compared with the nine months ended September 30, 2015:

Excluding the non-cash depreciation of $3,930 (2015 - $4,281) and share-based payment of $270,698 (2015 - $183,365), the Company’s general and administrative expenses amounted to $548,184 (2015 - $409,303), an increase of $138,881 as a result of the Company raising more investors awareness by increasing in expenditures in consulting (from 2015’s $87,287 to 2016’s $236,419) and travel (from 2015’s $29,764 to 2016’s $40,546).

During the nine months ended September 30, 2016, the Company expensed exploration costs totaling $849,642 including $57,222 on Covas, $497,077 on Alvalade, $99,712 on Alvito, $208,116 on other projects in Portugal, a negative amount of $47,497 on Slivovo (due to adjustments to amounts recorded in previous year), a negative amount of $357 on other projects in Kosovo, and $35,369 on others. During the nine months ended September 30, 2015, the Company expensed exploration costs totaling $2,646,927 including $145,621 on Covas, $134,936 on Alvalade, $157,410 on Alvito, $1,342 on Callinan Generative, $265,185 on other

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

projects in Portugal, $1,857,136 on Slivovo, $3,226 on other projects in Kosovo, $5,242 on its project in Germany, and $76,829 on others. These exploration costs were offset by the optionees funding the different JV projects.

During the nine months ended September 30, 2016, the Company reported a loss of $1,133,526 (2015 – $1,128,301), an increase of $5,225.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As of the date of the MD&A, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €152,000 ($224,063) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR April 29, 2016 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Avrupa. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at September 30, 2016:

	Issued and Outstanding
	September 30, 2016	November 26, 2016

Common shares outstanding	74,029,797	74,248,797
Stock options	6,055,000	6,055,000
Warrants	43,690,334	40,857,000
Finder's options	662,850	662,850
Warrants associated with finder's options	563,850	563,850
Fully diluted common shares outstanding	125,001,831	122,387,497

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

QUALIFIED PERSON

Paul Kuhn, MSc., a Licensed Professional Geologist and a Registered Member of The Society of Mining Engineers, is the Qualified Persons as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Kuhn is the President and Chief Executive Officer of Avrupa and prepared the technical information contained in this MD&A – Quarterly Highlights.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis